Filed by Unify Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12
                                       of the Securities Exchange Act of 1934
                                           Subject Company: Unify Corporation
                                               Commission File No.: 001-11807

Forward-Looking Statements Safe Harbor

         Certain statements contained in this current report regarding Halo Technology Holdings, Inc.'s ("HALO") and Unify Corporation's ("Unify") future operating results or performance or business plans or prospects and any other statements not constituting historical fact are "forward-looking statements" subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Where possible, the words "believe," "expect," "anticipate," "intend," "should," "will," "planned," "estimated," "potential," "goal," "outlook," and similar expressions, as they relate to either company or their management, have been used to identify such forward-looking statements. All forward-looking statements reflect only current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to the companies. Accordingly, the statements are subject to significant risks, uncertainties and contingencies which could cause the companies' actual operating results, performance or business plans or prospects to differ materially from those expressed in, or implied by, these statements. Such risks, uncertainties and contingencies include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, HALO's plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the risk of failure of Unify's stockholders to approve the merger; (2) the risk that the businesses will not be integrated successfully; (3) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; (4) the risk that HALO is unable to raise additional financing by the time that all other conditions to the completion of the merger have been satisfied; (5) the applicable disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and (6) general economic conditions and consumer sentiment in our markets. Additional factors that could cause the companies' results to differ materially from those described in the forward-looking statements are described in detail in HALO's Annual Report on Form 10-KSB for its fiscal year ended June 30, 2005, Unify's Form 10-KSB for its fiscal year ended April 30, 2005, and HALO's and Unify's other periodic and current reports filed with the Securities and Exchange Commission from time to time that are available on the SEC's internet Web site at http://www.sec.gov. Unless required by law, neither HALO nor Unify undertakes any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

         Additional Information and Where to Find It

         Unify and HALO Stockholders are urged to read the proxy statement/prospectus regarding the proposed Merger when it becomes available because it will contain important information. Stockholders and other investors will be able when it becomes available to obtain a free copy of the proxy statement/prospectus, and are able to obtain free copies of other filings and furnished materials containing information about HALO and Unify, at the SEC's internet Web site at http://www.sec.gov. Copies of the proxy statement/prospectus when it becomes available and any SEC filings incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to HALO Technology Holdings, 200 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830, telephone (203) 422-2950, Attention:
Investor Relations, or Unify Corporation, 2101 Arena Blvd., Suite 100, Sacramento, California 95834, telephone (916) 928-6400, Attention: Investor Relations.


---------------------------------- ---------------------------- ----------------
                                      www.streetevents.com           Contact Us
---------------------------------- ---------------------------- ----------------
(C) 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

         Interests of Participants in the Solicitation of Proxies

         Each of HALO and Unify and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding HALO's directors and executive officers is available in its definitive proxy statement filed with the SEC by HALO under cover of Schedule 14A on October 7, 2005, and information regarding Unify's directors and executive officers is available in its definitive proxy statement filed with the SEC by Unify under cover of Schedule 14A on August 12, 2005. Copies of these documents can be obtained, without charge, by directing a request to HALO or Unify. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Filed below is the transcript for the conference call held on March 14, 2006:

--------------------------------------------------------------------------------
Operator


 Good afternoon, ladies and gentlemen, my name is Nicky, and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Unify third quarter earnings conference call. It is my pleasure to turn the floor over to your host, Deb Thornton. Ma'am, you may begin your conference.

--------------------------------------------------------------------------------

 Deb Thornton  - Unify Corporation - IR


 Thank you Nicky. Good afternoon everyone and welcome to Unify's fiscal 2006 third quarter conference call. I'm Deb Thornton with Unify Investor Relations. With me on the call today is Unify's Chief Financial Officer, Steve Bonham, and President and CEO, Todd Wille. After I read our requisite Safe Harbor statement, I'll turn the call over to Todd for some opening remarks. Steve will then provide the third quarter financial review, and Todd will close with the business update. The press release announcing our third quarter results is available on our website at www.unify.com. Additionally we are Web casting this call with a replay which will be available immediately following the call on the Investor Relations section of our Web site.

Before we begin, let me remind you that during this call we will make certain forward-looking statements as that term is defined in Section 21 of Securities and Exchange Act of 1934 as amended. Such forward-looking statements are based on expectations, estimates, and projections about the software industry, and certain assumptions made by Company's management. Words such as anticipate, expect, intend, plan, believe, seeks, estimate, and other variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and earn certainties that could cause actual results to differ materially from those expressed or implied by our forward-looking statements.

Such risks and uncertainties include but are not limited to general economic conditions in the computer and software industries, both domestically and worldwide, the Company's ability to keep up with technical innovations and relation to its competitors, product defects or product developments, developments in the Company's relationship with it customers, distributors and suppliers, changes in pricing policies of the Company or its competitors, customer purchasing behavior and the Company's ability to attract and retain key employees. In addition, Unify's forward-looking statements should be considered in the context of other risks and uncertainties discussed in our SEC filings, which are available for viewing up a our website, or from the SEC at www.SEC.gov. Let me now turn the call over to Todd.


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Thank you, Deb. Good afternoon, everyone, and thank you for joining us today. We are very excited to kick off this call by first discussing the announcement made earlier this morning by Unify and HALO Technology Holdings. Unify and HALO have entered into a definitive agreement under which HALO will acquire Unify in an all-stock transaction valued at approximately $21 million, or $0.71 per share of Unify common stock. if you have not seen the press release, it is available on the Unify website.

Let me tell you a little bit more about HALO. HALO is a holding company of enterprise software companies. Their strategy is to acquire and operate software businesses with an established history of delivering quality products to real customers. Their model is to buy and operate companies for long-term value accretion and spread the rising costs of being publicly traded across their multiple subsidiaries. This model allows the portfolio companies to focus on their core business and customers, and retain the advantage of being part of a growing, publicly traded company, while the holding company focuses on Wall Street.

During some of our past calls, several investors have asked me if we were looking for a partner. I was on record that while we are not proactively shopping for a buyer, we were open to partnering with the right company which would allow us to continue to care for our customers while enabling us to grow our business. While we've been making progress on our growth initiatives, as I'll discuss later in the call, we were not producing results fast enough.

As we looked at the landscape of small publicly traded companies and the capital required to aggressively market ourselves and remain competitive and our inherent cost structure, it became clear that we needed to make a bold move to drive value for our business. This led us to HALO. By joining a larger company, we gain the benefit of size and scale by becoming part of a larger portfolio of offerings, and we eliminate the cost of being a stand-alone public company. We gain access to HALO customers for cross selling to a broader install base. We can leverage technical resources and business expertise, and will be able to make appropriate investments in R&D, sales, and marketing. The merger will enable us to continue to execute on our initiatives while being part of a larger company.

There are tremendous synergies in joining HALO. Upon closing of the acquisition, our Unify business solutions division will work closely with HALO's Gupta tool company creating a $20 million a year enterprise application development business with nearly 7,000 worldwide customers. Our Insurance Risk Management Division and HALO's claim management entity, David Corp., will work together to leverage David's large customer base and create a product strategy to deliver world class policy administration and claims management solutions. HALO's model of organic growth and additional acquisitions is complementary to and perfectly aligned with Unify's strategy and we look forward to growing Unify's revenues and profits as a part of the HALO family of companies. I'm going to conclude with my opening remarks now and turn the call over to Steve to review the Q3 results. I'll conclude the business discussion, and then take any questions. Steve?


--------------------------------------------------------------------------------
 Steve Bonham  - Unify Corporation - CFO


 Thanks, Todd. I would like to begin by discussing the statement of operations for the three and nine months ended January 31st, 2006. Total revenues for the third quarter were 2.8 million, compared with $3 million for the same quarter of the prior year. Total revenues for the nine months ended January 31st, 2006 were $7.8 million an 8% decrease compared to nine month revenues of $8.5 million last year. Included in year-to-date total revenues is $779,000 in at-risk revenue.

Software license revenues were $1 millions fourth quarter compared to is $1.5 million for the same quarter of last year. Year-to-date software license revenues were $3.4 million compared to $3.9 million last year. Included in the year-to-date software license revenues was $446,000 in NXJ, and ViaMode revenue and $533,000 in NavRisk revenue. The revenue decrease from the third quarter of last year was 565,000, and was primarily due to a shortfall in software licenses revenue. In the third quarter of fiscal 2006 the Company experienced a general softness in the market in all geographic regions, resulting in this greater than anticipated decrease in software license revenue compared to previous quarters. Contributing to the decrease in software license revenue was the fact that for the third quarter we had only one high-dollar software license in recognized revenue while in prior quarters, the Company had generally had two or three high-value software license contracts.

Services revenue was $1.4 million for the quarter, compared to 1.PO 5 million for the same period last year. Year-to-date services revenue were 4.4 million, compared to 4.6 million for the prior year. Cost of services revenues and product development expenses both increased for Q3 of last year, primarily because of investments in the IRM division for NavRisk installations and new product development.

Selling, general and administrative expenses were down by $903,000 compared to Q3 last year as a result of expense reductions in North American sales and consolidating operations in Europe in fiscal 2005. The net loss of the third quarter was $688,000, compared to a net loss of $651,000 during Q3 last year. Year to date net loss was $795,000, or $0.03 loss per share compared to a net loss of $1.8 million, or $0.06 loss per share for the nine months ended the last fiscal year.

On a year-to-date basis, Americas' revenue accounted for 2.5 million, or 32% of total revenue, International revenues were 4.5 million, or 58% of total revenue, and our IRM division was $799,000, or 10% of total revenue. The year-to-date mix last year was 35% for the Americas, and 65% for international revenues. The third quarter gross profit margin was 70% compared to 85% in the same quarter last year. The decrease in gross margin was expected, and is a result of the addition of the IRM division which sells and implements software applications. Firms selling software applications typically have lower gross margins than software product companies, so as expected, our overall gross margin was lower than it was in the prior year. Our head count today of 62 employees worldwide compared to 57 a year ago. Now I would like to discuss the balance sheet.

Cash and cash equivalents were 2.7 million at January 31st, 2006, compared to
3.2 million aft October 31st, 2005, and 3.7 million at April 30th, 2005. Accounts receivable at January 31st, 2006, were 2.7 million, versus 1.9 million at October 31st, 2005, and 2.6 million at April 30th, 2005. Because of the magnitude of the maintenance contracts that are renewed at calender year end, the Company experiences a significant increase in deferred maintenance revenue and accounts receivable during the third quarter.

Working capital was $400,000 at January 31, compared to 800,000 as of April 30, 2005. Stockholders' equity at January 31 was $2 million, compared to $2.6 million at April 30th, 2005. That conclude my review of the third quarter results. Now I would like to turn it back to Todd for the business update.


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Thanks, Steve. The third quarter was a tough revenue quarter. While we made significant progress in our initiatives reported revenue simply does not reflect it. Revenue shortfall was spread across all product lines and divisions. Last year's fiscal 2005 third quarter was the strongest revenue quarter we've had in over two years as a result of a strong enterprise revenues quarter of 1.4 million. In comparison, the third quarter of this year was our worst enterprise product revenue quarter in over three years at $664,000, representing a 51% decrease from Q3 of last year.

Over the last eight quarters, the average quarterly enterprise product revenue had been approximately $1 million. In Q3 of last year, we generated revenues that were approximately $350,000 greater than the average versus Q3 of this year, when the enterprise product revenues were under the average by a similar amount.

Typically, there's one strong region that will make up the shortfall in the quarter, and that did not happen this year. Also, as Steve already said, we only had one large deal in Q3 of this year, whereas in past quarters we typically had two to three large deals, and in Q3 of last year, we actually had five big deals, including one in excess of $300,000. HKS revenues further compounded overall revenue decline by decreasing $120,000 as compared to the third quarter of 2005. On the flip side, we did generate $366,000 of new product revenues from our NavRisk and VMO initiatives.

We believe Q3 was an anomaly rather than a reflection of the business going forward. Our pipeline for Q4 is on target,, where we expect it to be. Our NavRisk, Lotus Notes and Via Mode initiatives remain strong. Let me elaborate on each of these. First on the NavRisk front, we closed our first major insurance captive, which we hope to be announcing shortly. This is an important confirmation that captives and risk retention groups are excellent adjacent markets to risk pools for growing the NavRisk business. We also sold our second benefits add on module, providing us ongoing evidence that there are additional business problems we can solve. Both the portal and benefit modules can be installed quickly with little configuration decreasing implementation time and costs.

On a year-to-date basis we have generated 1.2 million in NavRisk bookings with less than 50% of this recognized as revenue as a result of the contract accounting method. During the last two quarters, we learned that the sales cycle for our NavRisk customers is longer than we originally anticipated. So this requires a higher number of deals in the pipeline to generate the revenue growth goals we have. We have dramatically ramped marketing activities to both captive and risk pool organizations and focused on trade to the show and other initiatives specifically targeted toward lead generation and growing the pipeline. We are starting to see the fruits off our labor, having grown the pipeline by 32% since January 1st. As we continue to talk to customers, prospects, and analysts, it is clear the alternative risk market presents tremendous opportunities for our NavRisk family of products.

Let now turn to the Lotus Notes opportunity. As discussed during our last quarterly call, we stated the Lotus Notes customer base may be a lucrative market for Unify NXJ. In Q3, we attended the annual Lotus Notes trade show known as Lotusphere where we launched NXJ Composer which is NXJ with a specially designed Lotus Notes conversion kit. We were suspiciously received at Lotusphere in that we claimed to have a J2EE Java development product that was as easy to use as the Lotus Notes designer. For those attendees that we did talk to, we were able to show them that in fact NXJ is a J2E development tool that is as easy to use as the Notes Designer. Also during the show, we had a conversation with multiple Lotus software IBM people who showed great interest in NXJ.

Subsequent to the show, we have closed two new customers, and have several others engaged in active sales cycles. The best sales activity for NXJ in over 18 months. As exciting, we have been engaged by Lotus Notes executive management who have assigned us to an enablement team whose charter is to insure that the NXJ Composer product integrates flawlessly with the IBM WebSphere and Workplace environment as a first partnership step.

Obviously we are very encouraged by this progress during Q3. The prospects that we engaged with continue to tell us that NXJ Composer is easy and powerful and is a J2E-based technology that the Lotus Notes users can successfully use. We have focused on closing our first ten customers, and are working closely with them to make sure we address their Lotus Notes challenges. I look forward to reporting our continued progress during the Q4 conference call.

Now on to ViaMode. During Q3 we generated additional product revenues with our strategic consulting partner. We completed our second successful customer installation, and our first West Coast customer installation is also nearly complete. Based on our sales and marketing efforts during the quarter, we retooled the positioning of the ViaMode solution to be driver performance management. The ViaMode solution enables fleet management to analyze each driver's performance as compared to their peers, or to company established standards for each trip. We are also engaged in discussions with several of the fleet onboard computer vendors, who may become strategic partners for ViaMode. I look forward to providing you additional updates during our year-end conference call in June on this initiative as well.

That was a lot of information to cover in the call today. Let me conclude by reiterating that our acquisition by HALO is strategic and well timed. We are excited to leverage the success we've had over -- excuse me -- we're excited to leverage the success we've had over the years with our great products and long-standing customer base. We join a larger organization with complementary products, and an aggressive growth strategy, enabling us to execute on our NavRisk, Lotus Notes, and ViaMode initiatives. For the next several months it will remain business as usual. We are focused on delivering solid fourth quarter results and ensuring a seamless transition for our employees. Watch for the SEC filing of the S4, in the next couple of weeks which will include the proxy for shareholder consideration of the merger. With that I thank you and I will open up the call for questions.

 QUESTION AND ANSWER



--------------------------------------------------------------------------------
Operator


 [OPERATOR INSTRUCTIONS] We'll pause for just a moment to compile the Q&A roster. The first question comes Andre Menzar [ph]. Please go ahead.


--------------------------------------------------------------------------------
 Andre Menzar Analyst


 Thank you. Todd?


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Yes, sir.


--------------------------------------------------------------------------------
 Andre Menzar Analyst


 Let's see. You keep alluding to this company being a larger company. I looked it up, looks like it has got 6 million shares outstanding.


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Yes, that's what it -- that's what it shows on the Yahoo! Finance that's correct. It has more shares than that obviously. Probably the toughest part of the analysis that you'll do as shareholders is understanding --


--------------------------------------------------------------------------------
-------------------------------------------------------
 Andre Menzar Analyst

 How many shares outstanding do they have?


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 They have about -- fully diluted is about 55 million shares.


--------------------------------------------------------------------------------
 Andre Menzar Analyst


 Is that after the --


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Before.


--------------------------------------------------------------------------------
 Andre Menzar Analyst


 That's before?


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Right.

--------------------------------------------------------------------------------
 Andre Menzar Analyst


 Also I noticed, maybe you can help me with this, they have less than $2million in cash, but over $28 million in debt.


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Correct. They've been raising capital since -- that would be the December numbers. They've been raising capital and their balance sheet is stronger today than it was what you see on December 31st.


--------------------------------------------------------------------------------
 Andre Menzar Analyst


 Well, $28 million in debt, and they've been losing money from what I can understand. I don't understand why we're going to bed with these people.


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Well, there's several things that are not obvious yet, and, when you get the proxy and the S4, it will make a lot more sense. There's many things in their balance sheet and operations that will be improved between the December quarter and the -- or excuse me and the March 31st quarter that you'll see here shortly from them.


--------------------------------------------------------------------------------
 Andre Menzar Analyst


 You were about to explain that it's 55 million instead of 6 million. Why such a discrepancy on Yahoo!?


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Being all the rest of the shares are in -- as of December 31st were in convertible debt instruments that are being converted to common, and were in preferred stock -- were in preferred stock that is also being converted to common as the closing condition of our merger.


-------------------------------------------------------------------------------
 Andre Menzar Analyst


 So that's going to alleviate the 28 million in debt?


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 It's going to alleviate a portion of it. The 28 -- you know, a good percentage of it has been used for acquisitions, and the cash flows from the businesses are used to pay off that debt.


--------------------------------------------------------------------------------
 Andre Menzar Analyst


 Well, I meant the convertible. Isn't that part of the 28 million?


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Yes, it is. Yes, it is. But it's not a huge percentage.

--------------------------------------------------------------------------------
 Andre Menzar Analyst


 What price are they converting at, $1.50, $1? What?


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 You know, I don't even know to be honest with you.


--------------------------------------------------------------------------------
 Andre Menzar Analyst


 Is it reasonable?


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Yes, I would assume it's reasonable, yes.


--------------------------------------------------------------------------------
 Andre Menzar Analyst


 Okay. Let somebody else ask a question.


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Thank you, sir.


--------------------------------------------------------------------------------
 Andre Menzar Analyst


 Uh-huh.


--------------------------------------------------------------------------------
Operator


 The next question comes from Joe Aguilara. Please go ahead.


--------------------------------------------------------------------------------
 Joe Aguilara Analyst


 Hi, Todd.


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Hi, Joe.


--------------------------------------------------------------------------------
 Joe Aguilara Analyst


 Just a question. Were there any other choices that we had instead of doing this, you know, stock deal? Could we have signed a partnership instead, and been able to go on it alone Unify? I mean was that thought about?

--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Oh, of course it was thought about. You and I have had this conversation many times over the last several months. We've been exploring every type of partnership that we could -- that we could find someone to talk to us about. We have talked to every major technology provider. We talked to people that aren't in the pure technology business. We talked about distribution agreements, we talked about acquisitions. We talked about a number of different types of partnerships, and, you know, to through yesterday, none of those had come -- had -- you know, had come to pass, and, frankly, we view -- you know, we view HALO as a -- even though as Andre points out, their balance sheet is a little hard to explain right now, a little hard to understand, but I'm extremely convinced for myself personally and for our Board of Directors, we understand what the balance sheet is going to look like, that we're excited about what HALO is and and what it represents. They have a very solid exciting strategy, and, you know, pulling together software companies aren't growing like they used to, and, you know, we're very excited about the potential of HALO. We think they're a great partnership in the making, and will be even stronger and better once the balance sheet changes have been addressed.


--------------------------------------------------------------------------------
 Joe Aguilara Analyst


 Now, with the announcements we have had in the past, the NXJ Composer won some nice awards recently, why wasn't -- why weren't all the products really showcased to other companies if we're winning all of these awards and great product awards? It seems like to one cared.


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 I think you just answered it, Joe. You know, I mean, it's -- we have done that, Joe. We've had those conversations with people. I've got a couple of individuals looking at the NXJ product right now for a potential partnership, but they're looking just as a distribution partner for NXJ, and that's relative, and I guarantee you we'll keep those conversations going, and -- and -- but that's -- that is -- that's where they're at, and they've been -- most of those started in the Fall, so it's been nearly six months.


--------------------------------------------------------------------------------
 Joe Aguilara Analyst


 Okay.


--------------------------------------------------------------------------------
 Todd Wille  - Unify Corporation - President, Chairman, and CEO


 Thank you.


--------------------------------------------------------------------------------
Operator


 This concludes today's Unify conference call. You may now disconnect.